UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )

NOVACOPPER INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66988K102

(CUSIP Number)

Catherine J. Boggs
Resource Capital Funds
1400 Sixteenth Street, Suite 200
Denver, CO 80202
United States of America
(720) 946-1444

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS Resource Capital Fund VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,353,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,353,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,353,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

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1	NAMES OF REPORTING PERSONS Resource Capital Associates VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,353,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,353,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,353,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

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1	NAMES OF REPORTING PERSONS RCA VI GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,353,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,353,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,353,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

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Item 1. Security and Issuer.

This Schedule 13D relates to the acquisition of beneficial ownership of Common Shares (the “Common Shares”) of NovaCopper Inc., a corporation organized under the laws of British Columbia (the “Company”), whose principal executive office is located at 777 Dunsmuir Street, Suite 1950, Vancouver, British Columbia V7Y 1K4.

Item 2. Identity and Background.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.	Resource Capital Fund VI L.P. (“RCF VI”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF VI is investments.

b.	Resource Capital Associates VI L.P. (“Associates VI”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates VI is the general partner of RCF VI. The principal business of Associates VI is to act as the general partner of RCF VI.

c.	RCA VI GP Ltd. (“RCA VI”), a Cayman Islands exempt company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA VI is the general partner of Associates VI. The principal business of RCA VI is to act as the general partner of Associates VI.

The sole members of RCA VI are Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, James McClements, Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”). The business of RCA VI is directed by the officers of RCA VI. The Principals serve as executive officers of RCA VI. The business address of each of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal occupation of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is serving as senior executives of the Resource Capital Funds which include RCF VI.

RCF VI and Associates VI are each Cayman Islands exempt limited partnerships.

RCA VI is a Cayman Islands exempt company.

Messrs. Bennett, Bhappu, Tuten and Ms. Croasdale are citizens of the United States. Mr. Cranswick is a citizen of Canada. Mr. McClements is a citizen of Australia.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of the U.S. $3,300,000 purchase price was from cash on hand of RCF VI.

Item 4. Purpose of Transaction.

On November 23, 2015, RCF VI entered into a Share Purchase Agreement (the “Purchase Agreement”) with Gold First Investments Limited (“Seller”), providing for the purchase by RCF VI and the sale by Seller of 8, 352,000 Common Shares of the Company owned by Seller. The share purchase contemplated by the Purchase Agreement closed on December 4, 2015.

Prior to the date of the Purchase Agreement, RCF VI had purchased in open market transactions 2,001,300 Company Common Shares.

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The beneficial ownership that is the subject of this Schedule 13D was acquired for the purpose of investment. RCF VI owns a total of 10,353,300 Common Shares of the Company. The Reporting Persons intend to continue to evaluate the Company’s business affairs, financial position and prospects, as well as conditions in the securities markets and the economy generally. Based on that continuing evaluation, the Reporting Persons will take such action as they deem appropriate, including, but not limited to, (i) engaging in communications with the management, board of directors and/or other shareholders of the Company concerning the operations and management of the Company and other matters and (ii) proposing additional transactions with the Company, including transactions that could result in a change of control of the Company. The RCF Funds may decide not to acquire additional Common Shares of the Company and/or to sell all or a portion of the Common Shares of the Company held.

Except as described in this Schedule, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to acquire or dispose of the securities of the Company or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

As of December 10, 2015, RCF VI owns 10,353,300 Common Shares of the Company for a total aggregate holding by the RCF Funds of 10,353,300 Common Shares of the Company. Based on the foregoing and using 104,796,421 as the number of outstanding Common Shares of the Company, RCF VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 9.9% of the issued and outstanding Common Shares of the Company.

As of December 10, 2015, Associates VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 9.9% of the issued and outstanding Common Shares of the Company.

As of December 10, 2015, RCA VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 9.9% of the issued and outstanding Common Shares of the Company.

As of December 10, 2015, Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale, by virtue of their interests as members and directors of RCA VI, may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 9.9% of the issued and outstanding Common Shares of the Company. Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale disclaim beneficial ownership of the Common Shares of the Company, except to the extent of each of their pecuniary interest therein.

Except as described above, none of the Reporting Persons has effected any additional transactions with respect to the Common Shares of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Share Purchase Agreement

See the description of the Share Purchase Agreement in Item 3 above.

The Reporting Persons executing this Schedule 13D have also executed a Joint Filing Agreement attached as Exhibit 99.1 to this Schedule 13D.

The foregoing summary of the Share Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Share Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this Schedule 13D and incorporated by reference herein

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Item 7. Material to Be Filed as Exhibits.

See the Index of Exhibits.

10.1	Share Purchase Agreement dated as of November 23, 2015, by and among Gold First Investments Limited and Resource Capital Fund VI L.P.

99.1	Joint Filing Agreement, dated as of December 10, 2015, by and among the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2015

RCA VI GP LTD.

By:	/s/ Catherine J. Boggs
	Name:	Catherine J. Boggs
	Title:	General Counsel

RESOURCE CAPITAL ASSOCIATES VI L.P.

By: RCA VI GP Ltd., General Partner

By:	/s/ Catherine J. Boggs
	Name:	Catherine J. Boggs
	Title:	General Counsel

RESOURCE CAPITAL FUND VI L.P.

By:	Resource Capital Associates VI L.P.,
General Partner

By:	RCA VI GP Ltd., General Partner

By:	/s/ Catherine J. Boggs
	Name:	Catherine J. Boggs
	Title:	General Counsel

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Index of Exhibits.

10.1	Share Purchase Agreement dated as of November 23, 2015, by and among Gold First Investments Limited and Resource Capital Fund VI L.P.

99.1	Joint Filing Agreement, dated as of December 10, 2015, by and among the Reporting Persons.

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